WESTERN COPPER AND GOLD CORPORATION

(the "Company")

Annual General Meeting

June 27, 2022

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

The following sets forth a summary of matters voted upon at the annual general meeting of shareholders of the Company held on June 27, 2022 (the "Meeting") and the outcome of the vote for each such matter.

1. Based on proxies received and votes conducted by ballot during the Meeting, the following persons were elected as directors of the Company, with a majority of "For" votes, to serve until the next annual general meeting of shareholders of the Company:

Director	Votes For	% For	Votes Withheld	% Withheld
Tara Christie	64,325,842	97.70%	1,515,766	2.30%
Michael Vitton	65,124,385	98.91%	717,224	1.09%
Bill Williams	65,523,917	99.52%	317,691	0.48%
Kenneth Williamson	64,824,195	98.45%	1,017,413	1.55%
Klaus Zeitler	64,699,314	99.28%	1,142,295	1.73%

2. Based on proxies received and votes conducted by show of hands during the Meeting, PricewaterhouseCoopers LLP were appointed as auditors of the Company for the ensuing year at remuneration to be fixed by the directors.

Date: June 27, 2022